NetMed deal with Alpha falls through



MIH Limited (Nasdaq : MIHL), the Subscriber Platforms Group through its Greek pay-TV subsidiary NetMed, recently entered into a share subscription agreement and a share sale agreement with Fidelity Management S.A in terms of which it was proposed that Fidelity would acquire a 22% interest in NetMed. The completion of this transaction was subject to the approval of certain conditions precedent, which were not met within the applicable period. Consequently, the share subscription and sale agreements have ceased to have effect. Fidelity is owned by affiliates of the shareholders of Alpha Digital Synthesis S.A., the pay-TV company that recently announced its liquidation.

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About MIH Limited:

The Group's activities are focused on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in Asia.

Supporting its subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.


Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.




Contact details:

Mark Sorour
Investor Relations
MIH Limited
+27 (0) 21 406 3008
Msorour@media24.com